Exhibit 12

NSP-WISCONSIN AND SUBSIDIARIES

STATEMENT OF COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

(Thousands of Dollars)

	Three Months Ended March 31,	Year Ended December 31,
	2008	2007	2006	2005	2004	2003

Earnings as defined:
Pretax income from continuing operations	$21,086	$59,984	$68,142	$41,633	$89,600	$84,506
Add: Fixed charges	6,083	23,589	23,920	24,606	22,956	24,427
Deduct: Undistributed equity in earnings (loss) of unconsolidated affiliates	—	—	—	—	(10)	21
Earnings as defined	$27,169	$83,573	$92,062	$66,239	$112,566	$108,912

Fixed charges:
Interest charges	$6,083	$22,967	$23,149	$23,242	$21,871	$23,249
Interest component of operating leases	—	622	771	1,364	1,085	1,178
Total fixed charges	$6,083	$23,589	$23,920	$24,606	$22,956	$24,427

Ratio of earnings to fixed charges	4.5	3.5	3.8	2.7	4.9	4.6